EXHIBIT 12
LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDEND REQUIREMENTS
AND DEFICIENCY OF EARNINGS TO COVER COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDEND REQUIREMENTS
(DOLLARS IN MILLIONS)
(UNAUDITED)

	FOR THE YEARS ENDED SEPTEMBER 30,
	2006	2005	2004	2003	2002
Income (loss) from continuing operations before income taxes, minority interest and losses from equity investments	$536	$1,064	$1,066	$(1,002)	$(7,083)
Less: Interest capitalized during the period	—	—	—	—	4
Less: Minority interest in pretax income of subsidiaries that have not incurred fixed charges	(34)	30	—	—	—

Add: Fixed charges	371	405	473	442	577

Total earnings (loss) to cover fixed charges	941	1,439	1,539	(560)	(6,510)

Fixed charges:
Total interest expense including capitalized interest	324	341	396	353	469

Interest portion of rental expenses	47	64	77	89	108

Total fixed charges	371	405	473	442	577
Preferred stock dividends and accretion	—	—	(12)	103	167
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.5	3.6	3.3	—	—

Deficiency of earnings to cover combined fixed charges and preferred stock dividend requirements	—	—	—	$1,105	$7,254
Fixed charges consist of interest expense on all indebtedness and that portion of operating lease rental expense that is representative of the interest factor. Preferred stock dividend requirements consist of the amount of pre-tax earnings that is required to pay the dividends on outstanding preferred stock.